SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

CINEDIGM DIGITAL CINEMA CORPORATION

(Name of Issuer)

Class A Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

172407108

(CUSIP Number)

Barry L. Fischer

Thompson Coburn LLP

55 East Monroe Street

Suite 3700

Chicago, IL 60603

(312) 346-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 172407108

1	NAMES OF REPORTING PERSON Individual Retirement Accounts for the benefit of Ronald L. Chez and Ronald L. Chez Individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,101,258(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,101,258(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,101,258(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%(1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Excludes 89,140 shares owned by the Chez Family Foundation.
(2)	See Item 5.

Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned, Ronald L. Chez (the “Reporting Person”) hereby amends his statement on Schedule 13D dated February 10, 2012, as amended by Amendment No. 1 to Schedule 13D dated as of April 23, 2012, Amendment No. 2 to Schedule 13D dated as of October 21, 2013 and Amendment No. 3 to Schedule 13D dated as of October 23, 2013 (collectively, the “Schedule 13D”). This Statement constitutes Amendment No. 4 to the Schedule 13D. Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

Item 4. Purpose of the Transaction: is hereby amended by adding the following to the end of the section:

The Reporting Person wrote a letter to Mr. Chris McGurk, Chairman & CEO of the Company, dated August 19, 2014. A copy of the letter is attached as Annex A to this Amendment No. 4 to Schedule 13D.

Item 5. Interest in Securities of the Issuer is hereby amended and restated in its entirety as follows:

(a) This statement relates to 5,126,258 shares of Common Stock and warrants to purchase an additional 975,000 shares of Common Stock through exercise of the Warrants (which are exercisable within sixty days), in each case owned by the Reporting Person. Based on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, 76,774,253 shares of Common Stock were outstanding. Therefore, the 6,101,258 shares of Common Stock (including the 975,000 shares of Common Stock exercisable pursuant to the Warrant) beneficially owned by the Reporting Person and reported on this Schedule 13D represents approximately 7.9% of the Company’s outstanding shares (as calculated in accordance with Rule 13d-3(d)(1)(i) of the Regulations promulgated pursuant to the Securities Exchange Act of 1934, as amended). All calculations in this Item 5 exclude 89,140 shares of Common Stock owned by the Chez Family Foundation.

(b) The Reporting Person has the sole power (and no shared power) to vote, dispose of or direct the disposition of the Common Stock.

(c) During the past 60 days, the Reporting Person purchased 300 shares of Common Stock, at a price of $2.15 per share in an open market transaction.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 20, 2014

By:	/s/ Barry Fischer
Barry L. Fischer, attorney-in-fact for
Ronald L. Chez

Annex A

19 August 2014

Mr. Chris McGurk

Chairman & CEO

Cinedigm Corporation

902 Broadway

9th Floor

New York, NY 10010

Subject: Cinedigm Policy of Equity Ownership by Officers & Directors

Dear Chris:

I would like to discuss the following matters at your earliest convenience.

STOCK OWNERSHIP

In reviewing the Schedule 14A, Definitive Proxy Statement filed by the company July 29, 2014, with important information related to the company’s upcoming Annual Meeting set for September 16, 2014 in Los Angeles, I was concerned to see that certain key officers and members of the Board of Directors have yet to make a serious personal financial commitment to own equity in Cinedigm apart from holding stock options. Of course, SEC reporting schedules follow certain formats and definitions requiring lengthy footnotes, from which calculations are required to reach conclusions. Notwithstanding those somewhat obtuse footnotes, it is clear that to me that Company shareholders would benefit from a specific policy promulgated by the Board of Directors, which clearly defines the widely held expectation that key executives and directors of public companies invest next to the shareholders of the company, such that their interests are as completely aligned as possible. It is my experience that a commitment to planned equity ownership has benefits for all constituencies.

Based on prior matters of this character, I believe the board policy should define ownership levels based on management positions ranging from 50% to 300% of base compensation for company officers, and three to five times annual director total compensation for outside directors. These levels should be achieved within a reasonable time frame. As you may know, such policies run several pages to fully document and detail definitions and processes to follow, including oversight by the Board’s Nominating and Governance Committee and CEO. There are many examples of existing policies available for review.

COMPENSATION PLANS

With respect to compensation plans, in addition to previous constructs, special thought should be given to a new compensation structure in light of the aggressive pursuit of

Over The Top (OTT) opportunities. It is very disconcerting to see that the valuation of Cinedigm does not appear to take adequate cognizance of these new efforts to monetize OTT content/channels, an area I know you believe has great potential; and I agree. This is a new opportunity that warrants a fresh perspective with regard to Cinedigm’s compensation planning.

However, I want to emphasize the need to achieve improved results with existing business segments. Your emphasis on better current performance is essential to realizing the opportunity that exists for Cinedigm in the delivery of content that is focused on narrowcasting. All elements of the compensation plans should be closely tied to delivering superior results in all phases of the business.

I look forward to meeting with you to discuss these important issues. I strongly believe that ownership of company stock by Cinedigm board members and officers, and compensation plans that are structured to better connect with delivering superior results, across all business segments, will send an important message to Company shareholders of your commitment to, and belief in, the future of Cinedigm.

Sincerely,

/s/ Ronald L. Chez

Ronald L. Chez